Exhibit 99.1

Aurora Cannabis Achieves Highest Cannabis Corporate Boards Ranking in 2019 Globe & Mail Board Games Report

TSX | NYSE: ACB

EDMONTON, Dec. 2, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE │ TSX: ACB), the Canadian company defining the future of cannabis worldwide, is pleased to acknowledge the Company's ranking in the 2019 annual Report on Business ("ROB") review of Corporate Boards, known as Board Games.  Published in its 18th year, the ROB Board Games considers dozens of governance criteria, extending beyond those required by formal regulations. Aurora achieved a score of 67 (out of a total score of 100), representing a significant increase over the prior year, a substantially higher ranking than others in its peer group of companies.

"Aurora's improvement in the ROB Board Games was made possible by the swift and responsible actions by the collective Board and with the full support of management," said Michael Singer, Executive Chairman of Aurora. "Immediately following the 2018 Board Games report, our Board underwent a critical review of its practices, policies and disclosures in an effort to be explicitly transparent with our shareholders and demonstrate leadership through its commitment to enhancing overall governance as Aurora continues advancing as the global cannabis leader. We are very pleased with this marked improvement and yet another important point of differentiation of Aurora from its peers."

In partnership with its strategic advisors and the active participation of all Board members, Aurora was able to implement a series of important changes ahead of the close of its fiscal year, June 30, 2019.

Norma Beauchamp, Chair of Aurora's Corporate Nominating and Governance Committee, added, "I am proud of the efforts this Board has undergone in a very short timeframe and with great determination to make big and critical shifts that are akin to mature businesses. We still have room for growth and are already in the process of implementing even further adjustments that we believe are appropriate for Aurora's long-term success. The dramatic rise in ranking is a testament to the conviction of the organization."

The 2019 Board Games and complete methodology can be accessed here. Aurora's Board of Directors circular can be viewed here.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions.  Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 02-DEC-19